September 9, 2014

VIA FEDERAL EXPRESS AND EDGAR

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Attention:	Asia Timmons-Pierce, Staff Attorney
Erin Jaskot, Staff Attorney

Re:	GlyEco, Inc.
Registration Statement on Form S-1 (the “Registration Statement”) Filed June 30, 2014 File No. 333-197120

Dear Ms. Long:

GlyEco, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated July 10, 2014, with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on June 30, 2014.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 1 on Form S-1 (“Amendment No. 1”).  Additionally, the Company has enclosed two (2) copies of Amendment No.1 herewith, in each case marked against the Registration Statement, to reflect the changes made.  The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments.  Capitalized terms used herein without definition have the meanings specified in Amendment No. 1.  All references to “we,” “our,” or similar terms refer to the Company.  All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 1.

Selling Security Holders

1.
Please describe how the selling security holders acquired the securities they may offer and sell pursuant to the registration statement, including the dates of the transactions and the consideration paid by the selling security holders.

Response:  We have added footnotes to the Selling Security Holders table that identify how each selling security holder acquired the securities they may offer and sell pursuant to the registration statement, including the date of each transaction and the consideration paid.

September 9, 2014

2.
Please identify by name the natural person(s) who exercise voting or investment control or both with respect to the shares held by any of the selling security holders that are not natural persons.  For guidance, please refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations.

Response:  We have added footnotes to the Selling Security Holders table that identify by name the natural person(s) that have voting or investment control (or both) over the shares held by the entities listing in said table.

Legal Opinion

3.
We note that you have not yet filed the legal opinion.  Please be advised that we will review your legal opinion before the registration statement is declared effective and we may have additional comments.

Response:  We have included the legal opinion of Squire Patton Boggs (US) LLP as Exhibit 5.1 to Amendment No. 1.

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible.  Please do not hesitate to contact Mr. Matthew M. Holman or Ms. Jaime R. Daddona, counsel to the Company, at (602) 528-4000, or myself at 866) 960-1539 should you have any questions regarding the responses set forth above.

Sincerely,

GLYECO, INC.

By:           /s/ John Lorenz
Name:      John Lorenz
Title:        Chief Executive Officer, President, and Chairman

cc:           Matthew M. Holman, Squire Patton Boggs (US) LLP (via e-mail)
Jaime R. Daddona, Squire Patton Boggs (US) LLP (via e-mail)